UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bellows, Timothy W.
   250 Carpenter Freeway
   Irving, TX 75062
2. Date of Event Requiring Statement (Month/Day/Year)
   04/10/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   President of Subsidiary
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Class A Common Stock                       |12,074.000            |D               |                                               |
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Class A Common Stock                       |1,558.826             |I (1)           |By 401(k) plan                                 |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option with Stock Apprec|(2)      |5/7/2006 |Class A Common Stock   |12,070.00|$29.00    |D            |                           |
iation Rights           |         |         |                       |0        |          |             |                           |
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Stock Option            |(3)      |1/2/2007 |Class A Common Stock   |10,000.00|$43.25    |D            |                           |
                        |         |         |                       |0        |          |             |                           |
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Phantom Stock Units     |(4)      |(4)      |Class A Common Stock   |1.362.308|1-for-1   |D            |                           |
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Phantom Stock Units     |(5)      |(5)      |Class A Common Stock   |1,848.027|1-for-1   |D            |                           |
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
Explanation of Responses:
1. These share are included within the 6,160.921 acquired under the exemption provided by Rule 16b-3(c).
2. These options with tandem stock appreciation rights were granted without payment by me. Stock appreciation rights were granted in tandem with all of these options. The options and tandem stock appreciation rights are exercisable, as to 4,310 shares, in full five years after the date of grant. The options and tandem stock appreciation rights are exercisable, as to 7,760 shares, to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options and tandem stock appreciation rights include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
3. These options were granted without payment by me. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
4. The Phantom Stock units were acquired under AFS's Deferred Compensation Unit Plan and are to be settled in cash upon the reporting person's retirement at the time and in the manner elected by the reporting person at the time of the deferral election.
5. The Phantom Stock Units were acquired under AFS's Executive Deferred Salary Plan and are to be settled in cash at the time and in the manner elected by the reporting person at the time of the deferral election.
SIGNATURE OF REPORTING PERSON
Frederic C. Liskow on behalf of Timothy M. Bellows
DATE
April 17, 1997